Exhibit 99.1

Daqo New Energy Announces Third Quarter 2011 Results

CHONGQING, China—November 14, 2011—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Financial and Operating Highlights

•

Polysilicon shipments were approximately 1,022 metric tons, or MT. Photovoltaic (PV) module shipments were 1.9 Mega watts, or MW. In addition, the Company provided 9.4 MW PV modules manufacturing outsourcing service to its customers. Wafer shipments were 6.5 MW.

•	Revenues were $59.6 million, compared with $70.7 million in the second quarter of 2011 and $63.2 million in the third quarter of 2010.

•	Gross profit was $19.9 million, compared with $33.0 million in the second quarter of 2011 and $26.9 million in the third quarter of 2010.

•	Gross margin was 33.3%, compared with 46.6% in the second quarter of 2011 and 42.5% in the third quarter of 2010.

•	Operating income was $17.1 million, compared with $32.6 million in the second quarter of 2011 and $24.0 million in the third quarter of 2010.

•	Operating margin was 28.8%, compared with 46.2% in the second quarter of 2011 and 38.0% in the third quarter of 2010.

•	Net income attributable to Daqo New Energy Corp. shareholders was $12.1 million, compared with $25.7 million in the second quarter of 2011 and $17.7 million in the third quarter of 2010.

•	Earnings per fully diluted ADS were $0.34, compared with $0.73 in the second quarter of 2011, and $0.65 in the third quarter of 2010.

“The global solar PV market remained challenging in the third quarter due to the weak demand and industry oversupply. The average selling prices throughout the whole supply chain continued to decline, which impacted our performance in the quarter. The weak market is expected to continue in the near term and the pricing environment for our core business, polysilicon could continue to decline.” Commented, Gongda Yao, Chief Executive Officer of the company “However, we believe our low cost and high quality polysilicon product is better positioned to weather through the stormy market environment and we should come out stronger once the market environment improves. Also, we have one of the best balance structures among China solar companies, as well as un-used bank facility, which will help us to endure during the down turn. We will continue to execute our Xinjiang expansion project and Wanzhou hydrochlorination project, which should further lower our production cost in the future.”

Third Quarter 2011 Results

Revenues

Revenues were $59.6 million, compared to $70.7 million in the second quarter of 2011 and $63.2 million in the third quarter of 2010. The change was primarily attributable to revenues generated from sales of polysilicon. The Company generated revenues of $53.0 million from 1,022 MT polysilicon sold, compared to revenues of $63.0 million for 1,001 MT of polysilicon sold in the second quarter of 2011, and revenues of $55.2 million for 973 MT of polysilicon sold in the third quarter of 2010. The shipment volume of polysilicon in the third quarter of 2011 increased by 2.1% and 5.0% compared to that in the second quarter of 2011 and the third quarter of 2010, respectively. The difference in revenues from polysilicon sold was primarily due to a relatively lower average selling price of the polysilicon in the third quarter of 2011.

In the third quarter of 2011, the Company also generated $0.7 million, $2.8 million and $3.0 million for module processing service fee, sales of PV modules and sales of wafers, respectively.

Gross profit and margin

Gross profit was $19.9 million, compared to $33.0 million in the second quarter of 2011 and $26.9 million in the third quarter of 2010.

Gross margin was 33.3%, compared to 46.6% in the second quarter of 2011 and 42.5% in the third quarter of 2010. The fluctuation from the second quarter of 2011 and the third quarter 2010 in gross profit and gross margin was primarily due to the lower average selling price of the polysilicon product combined with the impact of inventory charge in the third quarter of 2011. The total inventory write-down for wafer and modules in the third quarter of 2011 was due to lower of cost or market valuation (LCM) amounted to $3.7 million.

Selling, general and administrative expenses

Selling, general and administrative expenses were $4.3 million in the third quarter of 2011, compared to $3.9 million in second quarter of 2011 and $2.7 million in the third quarter of 2010. The increase of $0.4 million in this quarter from that of the second quarter of 2011 was primarily due to operating expense associated with Xinjiang expansion project. The increase of $1.6 million in this quarter from that of the third quarter of 2010 was primarily due to the operating expense associated with Xinjiang expansion project.

Research and development expenses

Research and development expense was $152 thousand in the third quarter of 2011, compared to $165 thousand in the second quarter of 2011 and $318 thousand in the third quarter of 2010.

Other operating income

Other operating income $1.8 million in the third quarter of 2011, compared to $3.8 million in the second quarter of 2011 and $131 thousand in the third quarter of 2010. Other operating income mainly composed of unrestricted cash incentives that the Company received from local government authorities, which contributed the fluctuations from period to period.

Operating income and margin

As a result of foregoing, operating income in the third quarter of 2011 was $17.1 million, compared to $32.6 million in the second quarter of 2011 and $24.0 million in the third quarter of 2010. Operating margin was 28.8%, compared to 46.2% in the second quarter of 2011 and 38.0% in the third quarter of 2010.

Net Interest expense

Net interest expense in the third quarter of 2011 was $1.9 million, compared to $1.7 million in the second quarter of 2011 and $2.3 million in the third quarter of 2010.

Income tax expense

Income tax expense in the third quarter of 2011 was $2.9 million, compared to $4.5 million in the second quarter of 2011 and $3.0 million in the third quarter of 2010. The change from the second quarter of 2011 and the third quarter of 2010 was primarily due to the lower income before tax in the third quarter of 2011 combined with $970 thousand valuation allowance of deferred tax assets of modules business in the third quarter of 2011.

Net Income attributable to our shareholders, net margin and earnings per share

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $12.1 million, compared with $25.7 million in the second quarter of 2011 and $17.7 million in the third quarter of 2010.

Net margin was 20.3% in the third quarter of 2011, compared to 36.3% in the second quarter of 2011 and 28.0% in the third quarter of 2010.

Earnings per fully diluted ADS were $0.34, compared with $0.73 in the second quarter of 2011, and $0.65 in the third quarter of 2010.

Financial Condition

As of September 30, 2011, Daqo New Energy Corp. had $66.8 million in cash and cash equivalents and restricted cash, compared with $147.5 million as of June 30, 2011. The change in cash position was primarily due to capital expenditures for business expansion in Xinjiang. As of September 30, 2011, the Company’s accounts receivable balance was $29.1 million, compared to $31.8 million as of June 30, 2011. As of September 30, 2011, total borrowings were $157.6 million, of which $63.1 million were long-term borrowings, compared to total borrowings of $162.7 million, including $67.8 million long-term borrowings as of June 30, 2011.

Outlook for Fourth Quarter 2011

For the fourth quarter of 2011, the Company plans to shut down the polysilicon production facility for approximately two weeks in December for periodical maintenance. For the fourth quarter of 2011, the Company expects to ship 800-850 MT of polysilicon. The company also expects to ship approximately 16 MW of wafer as well as 14 MW of modules. For the module shipment, the company further expects 8 MW will come from its brand name module and expects to provide 6 MW PV modules manufacturing outsourcing service to its customers. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call

Daqo New Energy will host a conference call at 7:00 am, Eastern Standard Time on November 14, 2011, which is 8:00 pm, Beijing Time on November 14, 2011, to discuss the results for the quarter. Joining the call will be Dr. Gongda Yao, the Company’s Chief Executive Officer and Mr. Jimmy Lai, the Chief Financial Officer.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: 18665194004

International dial-in number: + 6567239381

Hong Kong Toll Free: 800930346

Conference ID # 22969909

A replay will be available shortly after the call until December 14, 2011 on the Company website or by dialing:

U.S. dial-in number: 18662145335

International dial-in number: +61 2 8235 5000

Conference ID # 22969909

This conference call will be broadcast live over the Internet and can be accessed on Daqo New Energy’s website at http://www.dqsolar.com. To listen to the live webcast, please go to Daqo New Energy’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2011 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Sep 30, 2011	June 30, 2011	Sep 30, 2010
Revenues	$59,564	$70,721	$63,212
Cost of revenues	(39,712)	(37,765)	(36,321)

Gross profit	19,852	32,956	26,891

Operating expenses
Selling, general and administrative expenses	(4,326)	(3,906)	(2,677)
Research and development expenses	(153)	(165)	(318)
Other operating income	1,765	3,758	131

Total operating expenses	(2,714)	(313)	(2,864)

Income from operations	17,138	32,643	24,027
Interest expense	(2,777)	(2,193)	(2,484)
Interest income	924	450	136
Foreign exchange gain (loss)	(27)	42	(709)

Income before income taxes	15,258	30,942	20,970
Income tax expense	(2,878)	(4,513)	(3,016)

Net income	12,380	26,429	17,954
Net income attributable to noncontrolling interest	314	744	241
Net income attributable to Daqo New Energy Corp. shareholders	12,066	25,685	17,713

Deemed dividend on Series A convertible redeemable preferred shares	—	—	(1,100)

Net income attributable to Daqo New Energy Corp. ordinary shareholders	$12,066	$25,685	$16,613

Earnings per ADS
Basic and diluted	$0.34	$0.73	$0.65

Weighted average ADS outstanding
Basic	35,142,821	35,142,821	20,000,000

Diluted	35,142,821	35,142,821	25,942,821

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheet

(US dollars in thousands)

	Sep 30, 2011	June 30, 2011	Sep 30, 2010
ASSETS:
Current Assets:
Cash and cash equivalents	$59,241	$126,079	$73,574
Restricted cash	7,514	21,432	1,656
Accounts receivable, net	29,086	31,826	31,344
Prepaid expenses and other current assets	8,977	6,935	3,677
Advances to suppliers	3,057	2,625	4,248
Inventories	28,506	15,016	11,711
Amount due from related party
-Advance to related party supplier	5,578	5,590	—
-others	2,268	440	22,651
Deferred tax assets-current	1,174	1,243	—

Total current assets	145,401	211,186	148,861
Property, plant and equipment, net	599,842	501,787	377,207
Prepaid land use right	8,774	8,714	6,493
Deferred tax assets	1,445	1,062	1,640
Other non-current assets	165	162	157

TOTAL ASSETS	755,627	722,911	534,358

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	94,482	94,970	59,843
Accounts payable	12,632	13,181	6,719
Advances from customers	37,664	24,808	36,426
Payables for purchases of property, plant and equipment	24,100	14,709	20,612
Accrued expenses and other current liabilities	13,999	10,761	17,071
Income tax payable	10,428	9,756	7,333

Total current liabilities	193,305	168,185	148,004
Long-term borrowings	63,124	67,766	106,915
Accrued warranty cost	362	302	—
Long Term Liability	9,093	14,646	—
Amount due to related party	2,935	4,005	492

Total liabilities	268,819	254,904	255,411

Mezzanine equity	—	—	58,903

EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares	18	18	10
Additional paid-in capital	141,993	141,455	1,422
Retained earnings	189,627	177,561	84,055
Accumulated other comprehensive income	16,317	12,166	3,598

Total Daqo New Energy Corp.’s shareholders’ equity	347,955	331,200	89,085
Noncontrolling interest	138,853	136,807	130,959

Total equity	486,808	468,007	220,044

TOTAL LIABILITIES & EQUITY	$755,627	$722,911	$534,358

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.